SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASH., D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/14/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXIT 3 CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 E MAIN STREET, SUITE 700R
(No. and Street)

STAMFORD (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN JAMES WEBB (203) 517-2377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15046477

KW 3/15

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I JOHN-JAMES WEBB swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of EXIT 3 CAPITAL MARKETS, LLC (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William J Zand
Notary Public, Fairfield County
State of Connecticut
Term Expires January 31, 2019

NAME OF SIGNER HERE
JOHN-JAMES WEBB

Sworn and subscribed to before me this 26 day of February, 20 15.

This report contains (check all applicable boxes):

Report of Independent Registered Public Accounting Firm

(x) (a) Facing page.
(x) (b) Balance Sheet.
(x) (c) Statement of Operations.
(x) (d) Statement of Member's Equity.
(x) (e) Statement of Changes in Cash Flows.
(x) (f) Statement of Changes in Subordinated Liabilities
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
(x) (o) Review report on managements' assertion letter regarding (k)(2)(i).
(x) (p) Management's assertion letter regarding (k)(2)(i)

EXIT 3 CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE PERIOD ENDED DECEMBER 31, 2014

BRACE & ASSOCIATES, PLLC
LONDONDERRY, NH

CONTENTS

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Exit 3 Capital Markets, LLC

We have audited the accompanying financial statements of Exit 3 Capital Markets, LLC (a Connecticut limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Exit 3 Capital Markets, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Exit 3 Capital Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Exit 3 Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Exit 3 Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 24, 2015

Exit 3 Capital Markets, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	43,995
Prepaid expenses		1,455
Total Assets		45,450

Liabilities and Members' Equity

Accounts payable and accrued expenses		4,161
Total liabilities		4,161
Members' equity		41,289
Total Liabilities and Members' Equity	$	45,450

See accompanying notes to the financial statements

Exit 3 Capital Markets, LLC
Statement of Income (Loss)
July 14, 2014 to December 31, 2014

	July 14, 2014 to December 31, 2014
Revenues:	
Advisory Services	$ -
Retainers	30,000
Success Fees	-
Expense Reimbursments	660
Total Operating revenue	30,660
Expenses:	
Consulting and professional fees	17,610
Meals and entertainment	277
Regulatory fees	844
Office	316
Travel	1,156
Communications, software and technology	5,146
Total Operating expenses	25,348
Net income (loss)	$ 5,312

See accompanying notes to the financial statements

Exit 3 Capital Markets, LLC
Statement Of Changes In Members' Equity
July 14, 2014 to December 31, 2014

	July 14, 2014 to December 31, 2014
Beginning members' equity	$ 35,977
Net income (loss)	5,312
Members' capital contributions	
Members' capital distributions	
Members' equity @ December 31, 2014	$ 41,289

See accompanying notes to the financial statements

Exit 3 Capital Markets, LLC
Statement Of Cash Flows
July 14, 2014 to December 31, 2014

	July 14, 2014 to December 31, 2014
Cash flows from operating activites:	
Net income (loss)	$ 5,312
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Accounts Receivable	-
Prepaid expenses	(1,456)
Increase (decrease) in:	
Accounts payable and accrued expenses	4,161
Net cash provided (used) by operating activities	8,017
Cash flows from financing activities:	
Members' contributions	-
Members' distributions	-
Net cash provided (used) by financing activities	-
Net increase (decrease) in cash	8,017
Cash, beginning	35,978
Cash, ending	$ 43,995

See accompanying notes to the financial statements

NOTE 1 – DESCRIPTION OF THE COMPANY

Exit 3 Capital Markets, LLC (the "Company") formed on July 26, 2013 as a State of Connecticut Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. As a Limited Liability Company the member's liability is limited to their investment. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities, mergers & acquisitions advisory services, corporate finance & development services, and investment banking advisory services. The Company received its FINRA approval for membership on July 14, 2014. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Income Taxes:
No provision for federal or state income taxes is required since, as a partnership, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns. In accordance with U.S. generally accepted accounting principles regarding accounting for uncertainties in income taxes, management has analyzed the Company's tax positions taken on federal and state income tax returns for all open tax years (the current and prior three years) and has concluded that no provision for income taxes is warranted.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company utilizes office space from an affiliated entity. No rent was charged to the Company in 2014. The Company does have a cost-sharing agreement where the affiliate, Webb Capital Partners, LLC, has adequate assets and has agreed to pay all expenses such as rent and utilities relating to activities of the Company.

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2014, because of the relatively short maturity of these instruments.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 12.5% of aggregate indebtedness (during the first 12 months of membership), as defined or $5,000, whichever is greater. At December 31, 2014, the Company had net capital of $39,834 which was $34,834 in excess of its required net capital of $5,000.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 2, 2015, the date the financial statements were issued. Based on this evaluation, no disclosures or adjustments were required to the financial statements as of December 31, 2014.

SUPPLEMENTARY INFORMATION

Exit 3 Capital Markets, LLC
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2014

Members equity	$ 41,289
Non-allowable assets:	
Prepaid expenses	1,455
Net capital before haircuts	39,834
Haircuts on securities	-
Net capital	39,834
Minimum capital requirements the greater of 12.5% aggregate indebtedness of $4,161 or $5,000	5,000
Excess net capital	$ 34,834
Ratio of aggregate indebtedness to net capital	.10 to 1
Aggregate Indebtedness	
Accounts payable and accrued expenses	4,161
Total aggregate indebtedness	$ 4,161

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$ 39,834
Net audit adjustments	-
Increase in non-allowables and haircuts	-
Net capital per above	$ 39,834

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2014.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Exit 3 Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemptive Provisions, in which (1) Exit 3 Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Exit 3 Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Exit 3 Capital Markets, LLC stated that Exit 3 Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Exit 3 Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Exit 3 Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 24, 2015

Assertions Regarding Exemption Provisions

I, as the sole member of management of Exit 3 Capital Markets, LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period July 14, 2014 to December 31, 2014.

Exit 3 Capital Markets, LLC

By:

John James Webb, Sole Member

February 24, 2015